October 20, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549-3561

Attention:	John Hartz, Senior Assistant Chief Accountant

Re:	U.S. Concrete, Inc.
Response to SEC Staff Comments sent by facsimile on September 26, 2006

Ladies and Gentlemen:

          U.S. Concrete, Inc. is transmitting for electronic filing via the EDGAR system a memorandum responding to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), by letter dated September 26, 2006, regarding our Form 10-K for the fiscal year ended December 31, 2005 and our Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006 (File No. 0-26025).

          The Company’s responses to the Staff’s comments are included in the memorandum enclosed herewith submitted on behalf of the Company.  The Company is separately transmitting a supplemental document labeled Exhibit I and, pursuant to Rule 83 of the Commission’s Rules of Practice, is requesting confidential treatment for the information contained in Exhibit I under the Freedom of Information Act.  The information subject to the confidential treatment request is not a part of this EDGAR submission.

                    Please contact the undersigned at (713) 499-6200, with any questions or comments you may have regarding the enclosed.

Very truly yours,

/s/ Robert D. Hardy

Robert D. Hardy
Sr. Vice President & Chief Financial Officer

Confidential Treatment Requested by U.S. Concrete, Inc.

October 20, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-3561

ATTN:  John Hartz, Senior Assistant Chief Accountant

RE:	Form 10-K for the Fiscal Year ended December 31, 2005
Forms 10-Q for the Quarters ended March 31, 2006 and June 30, 2006
File No. 0-26025

Dear Mr. Hartz:

          U.S. Concrete, Inc. hereby provides its response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated September 26, 2006.  For ease of reference, we have repeated the Staff’s comment below.

COMMENT:

Form 10-K for the year ended December 31, 2005

Note 1-Summary of Significant Accounting Policies
Segment Information, page 41

1.

We have read your response to comment 1, and we appreciate the additional information concerning how you monitor your business. According to your prior response, you do not separately track or report the profitability or other potentially key performance measures by product or service.  Furthermore, you stated in your most recent response that you do not provide any financial data with respect to product line profitability or other performance measures by product line or service to your Chief Operating Decision Maker or your Board of Directors.

However, in your most recent response you indicated that the Chief Operating Decision Maker is provided a financial report by operating unit that contains key operating statistics for each of your six operating units.  You also indicated that the Chief Operating Decision Maker utilizes this report to monitor the operating units and its respective manager, assess profitability and allocate resources among the six operating units. According to this response it is apparent that each one of these operating units represents your operating segments.

Confidential Treatment Requested by U.S. Concrete, Inc.

John Hartz
Securities and Exchange Commission
October 20, 2006

Based on our review and analysis of the operating results in your Actual versus Budget versus Prior Year report, the operating profit margins for your six operating segments range from 8.9% to 31.0% and the EBITDA margins, the key performance measure that you utilized to assess performance, for your six operating segments range from 5.9% to 22.1%.  In addition, your revenue growth rates over the last two years for your six operating segments range from a negative 6.6% growth rate to a positive 25.9% growth rate.  We also note the disproportionate impact that pre-cast products have on your overall profitability given that your Central and Southwest pre-cast operations represent 21.7%, 23.6% and 24.0% of your operating profit margin in 2005, 2004 and 2003. Based on this information, it is unclear how you concluded that each of your operating segments had similar economic characteristics as required by paragraph 17 of SFAS 131.  Please advise.  In addition, please provide us with a five year trend analysis of your revenues, operating margins, profit before taxes and EBITDA for each operating unit.  It would be helpful if you also provided the profit margin percentages and revenue growth rates for each of your operating units.

Under Risk Factors you disclosed that you operate in a highly competitive business and that your overall profitability is sensitive to price changes and minor variations in sales volumes.  Based on these disclosures and your relatively small net income margins of 2.2% in 2005, (2.1%) in 2004 and 2.2% in 2003 and the disparity noted in your prior response in your operating margin percentages for your ready mixed, pre-cast, building materials, concrete masonry and aggregates products that appear to range from the single digits to over 30%, it appears that disclosure of product line information would be material to investors.  Please refer to the enterprise-wide product-line disclosures required by paragraph 37 of SFAS 131.  Please advise.

RESPONSE TO COMMENT 1:

          For purposes of background and understanding, U.S. Concrete, Inc. was formed in 1999 through the combination of several ready-mixed concrete companies across the United States.  Since that time, we have maintained, as our primary growth strategy, the acquisition of new businesses in order to achieve market leading positions in the markets where we have decided to operate.  In executing this strategy, we have acquired businesses during the period from 2001 through July of 2006, as depicted in the table below:

Confidential Treatment Requested by U.S. Concrete, Inc.

John Hartz
Securities and Exchange Commission
October 20, 2006

Operating unit	2001	2002	2003	2004	2005	2006

1	3	1
2	2				3	1
3
4			1			1
5	1					1
6	1			1		1

Total Acquisitions	7	1	1	1	3	4

          U.S. Concrete’s primary growth strategy has been the targeted acquisition of ready-mixed concrete businesses.  However, in certain instances, through the acquisition of these ready-mixed concrete businesses, we have acquired a limited number of concrete masonry and precast concrete operations, as well as several relatively small aggregate facilities.  While our primary business is the production of ready-mixed concrete and related products, our industry peers generally are more vertically integrated and have some combination of cement production, aggregate or building product (e.g. wallboard) operations, in addition to their ready-mixed concrete and other concrete products operations.  These companies also operate in many of the same regions that we operate in across the United States.  Based on a review of these competitors’ filings with the SEC, many segment their reporting in a manner which results in at least one segment being primarily comprised of an aggregation of ready-mixed concrete and other concrete products which is comparable to the single reportable segment which U.S. Concrete has previously presented in its financial statements.

Economic Similarity

          As discussed in our original response letter to the Staff dated August 10, 2006, we previously determined that our six operating units should be aggregated into a single reportable segment in accordance with Statement of Financial Accounting Standards No. 131 (“SFAS No. 131”), “Disclosures about Segments of an Enterprise and Related Information.”  The Staff has indicated in its most recent comment letter that it believes that our six operating units represent our operating segments within the definition of SFAS No. 131.  We agree with the Staff’s assessment in this regard.  As further noted in SFAS No. 131, paragraph 17, these six operating units must have similar economic characteristics and be similar in each of the following areas in order to qualify for aggregation as a single reportable segment:

1.	The nature of products and services
2.	The nature of production processes
3.	The type or class of customer for products and services
4.	The method used to distribute products or provide services
5.	If applicable, the nature of the regulatory environment for example, banking, insurance or public utilities

          In our first response to the Staff dated August 10, 2006, we addressed each of these areas of similarity as they relate to the six operating units.   As you have specifically requested additional clarity with respect to our conclusions regarding the economic similarity of our six operating units, the discussion below is focused primarily on economic similarity.

Confidential Treatment Requested by U.S. Concrete, Inc.

John Hartz
Securities and Exchange Commission
October 20, 2006

          SFAS No. 131, paragraph 17, indicates that the economic characteristics of segments are viewed as similar if, for example, the segments have similar long-term average gross margins.  It is our view that EBITDA margin is a more appropriate economic measure for evaluating our business, as it represents the key metric that our management utilizes in assessing performance of our operating units, and we believe it is the key metric utilized by analysts and investors in assessing our overall performance and for comparing us to our peers.

          As we have stated previously, there are a number of factors which influence EBITDA among our operating units, including the competitive landscape of the markets covered by the operating unit, the level of consolidation we’ve been able to achieve to date in the region covered by the operating unit, special projects obtained in the operating unit, the existence of larger more vertically integrated competition in the market area of the operating unit, the existence of labor unions, scarcity of raw materials and varied seasonal and unexpected severe weather patterns.  We believe these factors are not unique to a particular operating unit and are reasonably expected to affect each of our operating units from time to time.

          We operate a number of plants within our operating units (approximately 120 in total).  The overwhelming majority of our product revenues are driven by the production and delivery of ready-mixed concrete (either in an unhardened plastic state or in a hardened state) whereby we  receive a price based upon the formulation (or mix) of the ready-mixed concrete (i.e. proportion of cement, aggregates, admixtures, etc.).  The terms of each project are individually negotiated with each customer and are driven by a number of factors, including the volume of concrete to be produced, supply of raw materials, etc.  The customer order dictates the required mix.  Our plants and equipment are, for the most part, fungible assets used to produce and deliver ready-mixed concrete, and each operating unit maintains a similar operating structure in terms of workforce and support services.  Considered another way, the plant and equipment in any given operating unit would experience near identical financial results if exchanged for another plant in another operating unit, as the primary drivers behind the economics are unique to the product/project.  Thus, economics on a unit by unit basis (or even within a unit) can vary widely in any given period and from period to period due to the different mix of projects and not the individual economic attributes of each operating unit.

          Exhibit I to this response letter provides information on the growth in our sales and other margins, including EBITDA margin, by operating unit for the period from 2001 through 2005.  In addition, Exhibit I provides the respective margins as a percentage of sales for each of the operating units for those same periods.  On a five-year average, EBITDA margins for operating units 1, 3 and 4 fall within a 4% variation of one another, while operating units 2, 5 and 6 all fall outside that range and could, solely on a quantitative basis without further analysis, be considered economically dissimilar to operating units 1, 3 and 4.  We believe the factors that have caused these differentiations are short-term in nature (as discussed below) and it is our expectation that the long-term margins for all of our operating units will trend toward a more similar performance.

Confidential Treatment Requested by U.S. Concrete, Inc.

John Hartz
Securities and Exchange Commission
October 20, 2006

          Operating unit No. 2 was formed through our acquisition of two companies in 2000.  This operating unit covers several markets we decided to enter and begin building a market-leading position.  We entered this market when construction and the related demand for ready-mixed concrete and other concrete products were at all-time highs.  After 2001, the industry as a whole suffered a downturn, which lasted through mid-2004, resulting from the overall downturn in the economy during that period.  When we entered these markets, we did not have a market-leading position and intended to make further acquisitions to achieve such a position.  With the 2002 market downturn, we were limited in our ability to acquire additional businesses and were unable to gain the market presence required to make significant strides in improving margins in this operating unit.  During 2005, we made three acquisitions (the most significant of which occurred in late November and early December of 2005) in this operating unit, which doubled our size in certain markets.  In July 2006, we made our single largest acquisition since inception in this operating unit, more than doubling our size and market presence again.  Our management now believes that we have the level of market presence across this operating unit to bring to bear the synergies resulting from our management processes, marketing and business model and, as a result, fully expects EBITDA margins to trend over time similar to those achieved in operating units 1, 3 and 4.  In addition, operating unit No. 2 provides similar products and services to its customers, in that it generates the majority of its revenues from the sale of ready-mixed concrete during the periods under review (similar to units 1, 3 and 4).

          With respect to operating units No. 5 and No. 6, we believe that the EBITDA margins achieved by these operating units resulted from the unprecedented growth in residential housing construction that has occurred in the desert Southwest and northern California over the period from 2001 through 2005.  The operations in these two operating units consist primarily of precast concrete operations and have, during this period, experienced EBITDA margins which have exceeded the averages experienced in our remaining operating units.  Based on our experience with precast operations in our other operating units and review of national surveys of long-term financial performance across the United States, we believe that the margins experienced during the period under review in these two operating units were above their long-term margin levels, and we expect that, as the short-term residential housing construction boom dissipates, these margins could trend down somewhat if commercial and other construction segment demand is insufficient to offset the decline expected in the residential sector. Furthermore, based on our review of margins of other ready-mixed concrete and precast concrete businesses in these operating units as part of our acquisition program, margins for ready-mixed and precast concrete businesses operating in the markets covered by these two operating units have been similar to those experienced by our operations during this period.  During 2006, the residential housing market, which drove the performance in these two operating units, began to cool primarily as a result of rising interest rates, and we have experienced a corresponding decline in the EBITDA margins of operating unit 5 during this year.

Confidential Treatment Requested by U.S. Concrete, Inc.

John Hartz
Securities and Exchange Commission
October 20, 2006

          The Staff has also expressed concern over the varied trends in the growth of revenues and other financial measures within our six operating units.  When analyzing the growth trends of our operating units, it is important to also take into consideration the number and size of acquisitions which took place in the years 2001 through 2005, as shown in the table presented above in this letter.  We believe that these trends will tend to move similarly with the overall economic environment affecting the construction industry within the United States, absent the effects of further market consolidation and acquisitions we complete.

          In summary, we believe that the long-term financial performance of our operating units will trend toward similar levels as the unique conditions described above achieve more normalized levels and we achieve the level of market leadership and integration we seek in each of these operating units.  Furthermore, management believes that, in each of our operating units, our products and service offerings are similar, the products produced and services performed are done so in a similar manner using similar methods and processes and the regulatory environments are essentially the same.  However, given that our operating units 5 and 6 have, to date, achieved economic results that are different from our other operating units, and are expected to continue to be different for some period of time (the duration of which we cannot predict), we have determined to reorganize our segments for financial reporting purposes, such that we now intend to report operating units 5 and 6 together as a reporting segment and operating units 1, 2, 3 and 4 together as another reporting segment.  As discussed with representatives of the Staff and our counsel earlier this week, we will begin to report on this reorganized basis in our quarterly report on Form 10-Q for the quarter ended September 30, 2006.  We also intend to republish our most recently published audited financial statements (as well as our MD&A results of operations discussion from our annual report on Form 10-K for the year ended December 31, 2005) in order to reflect this reorganization of our segments.  We intend to complete this republication through the filing of a current report on Form 8-K, which we intend to file concurrently with or shortly after the filing of our quarterly report on Form 10-Q for the quarter ended September 30, 2006.

Information about Products and Services

          SFAS No. 131, paragraph 37, indicates that revenues from external customers for each product and service or similar products and services should be reported unless it is impractical to do so.  The Staff has questioned whether we have fully complied with this provision with respect to the different products and services that we offer.  Previously, our assessment has been that our six operating units are similar and should be aggregated for reporting as a single segment it has also been our view that the products and services we offer in those segments are also similar and, therefore, disclosure of total revenues for that single reportable segment has met the objective of this component of the standard.  However, in conjunction with our decision to reorganize our six operating units into two reportable operating segments, we have decided that providing additional transparency with respect to our enterprise-wide product line revenues would be more appropriate.  Accordingly, we intend to modify our disclosures to include information about revenues derived from our ready-mixed concrete, precast concrete, building materials and aggregates product lines in our quarterly report on Form 10-Q for the quarter ended September 30, 2006.  This information will also be updated and included in our Form 8-K filing discussed above.

Confidential Treatment Requested by U.S. Concrete, Inc.

John Hartz
Securities and Exchange Commission
October 20, 2006

          Please contact the undersigned with any questions concerning this letter at (713) 499-6200.  In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Very truly yours,

/s/ Robert D. Hardy

Robert D. Hardy
Senior Vice President and Chief Financial Officer
U.S. Concrete, Inc.

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY U.S. CONCRETE, INC. PURSUANT TO 17 C.F.R. 200.83

October 20, 2006

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Attention:  John Hartz, Senior Assistant Chief Accountant

Re:	U.S. Concrete, Inc.
Response to SEC Staff Comments sent by facsimile on September 26, 2006 and Confidential Treatment Request

Ladies and Gentlemen:

          U.S. Concrete, Inc. is providing materials being submitted to the Securities and Exchange Commission (the “Commission”) in response to comments of the Staff of the Division of Corporation Finance sent by letter dated September 26, 2006, regarding our Form 10-K for the fiscal year ended December 31, 2005 and our Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006 (File No. 0-26025).

          We are providing three copies of our response to the comments of the Staff, including a document, labeled Exhibit I, that is being provided as supplemental information in response to the Staff’s comments; this exhibit is subject to a confidential treatment request under Rule 83 of the Commission’s Rules of Practice.  Accordingly, the EDGAR submission of our response to the Staff’s comments does not contain this supplemental information.  We hereby request that the Staff return the supplemental information to the undersigned in the enclosed self-addressed package after completing its review.  We believe the return of this information is consistent with the protection of investors and with the provisions of the Freedom of Information Act (5 U.S.C. § 552).

          If any member of the Staff has any questions relating to this submission, please call Robert D. Hardy at (713) 499-6200.

FOIA CONFIDENTIAL TREATMENT REQUESTED
BY U.S. CONCRETE, INC. PURSUANT TO 17 C.F.R. 200.83

FOIA Confidential Treatment Request

          Pursuant to Rule 83 of the Commission’s rules and regulations relating to Commission records and information, 17 C.F.R. 200.83, we hereby request that confidential treatment be accorded to portions of this submission and that such material not be disclosed in response to any inquiry under the Freedom of Information Act (5 U.S.C. § 552).  Please promptly inform us of any request under the Freedom of Information Act or otherwise so that we may substantiate this request for confidential treatment according to Rule 83.  The portion of the Submission for which confidential treatment is requested is labeled as Exhibit I.

          The submission being hand-delivered to the Staff (and therefore containing the confidential portion) has been marked with a legend substantially similar to the following:  “Confidential Treatment Requested by U.S. Concrete, Inc.”

          In addition to its request for confidential treatment of the above-referenced portion of the submission, the Company requests that any memoranda, notes or other writings made by any member or employee of the Commission relating to either of the foregoing or any conference or telephone conversation with respect thereto and any copies of extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C. §552(b)(4), and 17 C.F.R. §200.80(b)(4).

                    A copy of this Confidential Treatment Request (without the attachments) is being delivered to FOIA Officer of the Commission.

                    Thank you for your attention to this matter.

U. S. CONCRETE, INC.

By:	/s/ Robert D. Hardy

Robert D. Hardy
Sr. Vice President and Chief Financial Officer

cc (without attachments):

Office of Freedom of Information and Privacy Act Operations Securities and Exchange Commission FDIA office is now in SEC’s office at 100 F. Street

John Hartz Securities and Exchange Commission

Mr. Robert D. Hardy Senior Vice President and Chief Financial Officer U.S. Concrete, Inc.